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                                                               -----------------
                                UNITED STATES                  OMB APPROVAL
                                                               -----------------
                           SECURITIES AND EXCHANGE             OMB Number:
                                 COMMISSION                    3235-0145
                                                               -----------------
                            Washington, D.C. 20549             Expires: December
                                                               31, 2005
                                                               -----------------
                                SCHEDULE 13D                   Estimated average
                                                               burden hours per
                                                               response. . 11
                                                               -----------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           ALLIS-CHALMERS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019 645 407
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. STEVEN EMERSON
                               1522 ENSLEY AVENUE
                              LOS ANGELES, CA 90024
                                 (310) 553-4151
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    019 645 407
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             J. Steven Emerson
             -------------------------------------------------------------------
      2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)         |_|
                        --------------------------------------------------------
             (b)         |X|
                        --------------------------------------------------------
      3.     SEC Use Only
             -------------------------------------------------------------------
      4.     Source of Funds (See Instructions)
             PF
             -------------------------------------------------------------------
      5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)                                              |_|
             -------------------------------------------------------------------
      6.     Citizenship or Place of Organization
             California, United States of America
             -------------------------------------------------------------------

Number of         7.   Sole Voting Power
Shares                 928,000
Beneficially           ---------------------------------------------------------
Owned by
Each              8.   Shared Voting Power
Reporting              50,000
Person With            ---------------------------------------------------------

                  9.   Sole Dispositive Power
                       928,000
                       ---------------------------------------------------------

                 10.   Shared Dispositive Power
                       50,000
                       ---------------------------------------------------------

      11.    Aggregate Amount Beneficially Owned by Each Reporting Person
             978,000
             -------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
             -------------------------------------------------------------------
      13.    Percent of Class Represented by Amount in Row (11)
             9.996%
             -------------------------------------------------------------------
      14.    Type of Reporting Person (See Instructions)
             IN
             -------------------------------------------------------------------

CUSIP No.    019645407
--------------------------------------------------------------------------------
      1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
             Emerson Partners, a California general partnership
             -------------------------------------------------------------------
      2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)         |_|
                        --------------------------------------------------------
             (b)         |X|
                        --------------------------------------------------------
      3.     SEC Use Only
             -------------------------------------------------------------------
      4.     Source of Funds (See Instructions)
             OO
             -------------------------------------------------------------------
      5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)                                             |_|
             -------------------------------------------------------------------
      6.     Citizenship or Place of Organization
             California, United States of America
             -------------------------------------------------------------------

Number of         7.   Sole Voting Power
Shares                 0
Beneficially           ---------------------------------------------------------
Owned by
Each              8.   Shared Voting Power
Reporting              50,000
Person With            ---------------------------------------------------------

                  9.   Sole Dispositive Power
                       0
                       ---------------------------------------------------------

                 10.   Shared Dispositive Power
                       50,000
                       ---------------------------------------------------------

      11.    Aggregate Amount Beneficially Owned by Each Reporting Person
             978,000
             -------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             -------------------------------------------------------------------
      13.    Percent of Class Represented by Amount in Row (11)
             0.51%
             -------------------------------------------------------------------
      14.    Type of Reporting Person (See Instructions)
             PN
             -------------------------------------------------------------------

                                       3
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ITEM 1.      SECURITY AND ISSUER

             This Statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value, (the "Shares") of Allis-Chalmers Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5075 Westheimer, Suite 890, Houston, Texas 77056.

ITEM 2.      IDENTITY AND BACKGROUND

             This Statement is filed by and on behalf of J. Steven Emerson and Emerson Partners ("Reporting Persons"). J. Steven Emerson personally invests in the Company through three accounts, including; Bear Stearns Securities Corp. Custodian, Steven J Emerson Investment Account; Bear Stearns Securities Corp. Custodian, J Steven Emerson Roth IRA; and Bear Stearns Securities Corp. Custodian, Steven J Emerson IRA R.O. II. J. Steven Emerson has sole power over the Emerson Partners investment fund. J. Steven Emerson's son is a principal of Emerson Partners, but J. Steven Emerson has sole voting control and dispositive power over the securities covered by this Statement. Mr. Emerson, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of Mr. Emerson is professional investor.

             During the last five years, neither J. Steven Emerson nor Emerson Partners has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of J. Steven Emerson and Emerson Partners is 1522 Ensley Avenue, Los Angeles, CA 90024.
             J. Steven Emerson is a citizen of California, United States of America. Emerson Partners is a California general partnership.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The purchase price for the shares of Common Stock purchased by the filing person was $2,934,000, which was funded from the personal funds of the Reporting Persons.

ITEM 4.      PURPOSE OF TRANSACTION

             The Reporting Person acquired the Common Stock of the Registrant for investment purposes.

             Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the securities laws, at any time and from time to time acquire additional Shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions; dispose of Shares of the Issuer Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

                                       4
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ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 978,000 Shares constituting 9.9996% of the outstanding Shares (the percentage of Shares owned being based upon 9,783,681 Shares outstanding at August 12, 2004 as set forth in the Company's 10-Q for the period ended June 30, 2004.

             The Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

             NAME                   NUMBER OF SHARES   % OF OUTSTANDING SHARES
             -------------------   -----------------   -----------------------
             J. Steven Emerson             978,000                   9.996%
             Emerson Partners               50,000                   0.511%

             (b) J. Steven Emerson has the sole power to vote or direct the vote of 928,000 Shares and sole power to dispose or direct the disposition of such Shares.

             Emerson Partners and J. Steven Emerson have the shared power to vote or direct the vote of 50,000 Shares and the shared power to dispose or direct the disposition of such Shares.

             (c) The Reporting Persons purchased the Shares from the issuer in a private placement completed on August 10, 2004. The Reporting Persons paid $2,934,000, or $3.00 per share, for the Shares.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Under the terms of the agreement listed in Item 7, the reporting Persons acquired 978,000 Shares at an offering price of $3.00 per Share.

             Except as disclosed in this Item 6, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             1.     Stock Purchase Agreement dated August 10, 2004.

             2.     Amendment to Stock Purchase Agreement dated August 10,
                    2004.

             3. Letter Agreement relating to Stock Purchase Agreement dated August 5, 2004.


                                       5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 17, 2004
                                             -----------------------------
                                                        Date


                                               /s/ J. Steven Emerson
                                             -----------------------------
                                                     Signature


                                                 J. Steven Emerson
                                             -----------------------------
                                                     Name/Title


                                       6

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EXHIBIT INDEX

Exhibit
No.                                  Description
---------    ------------------------------------------------------------

   1.        Stock Purchase Agreement dated August 10, 2004.
   2.        Amendment to Stock Purchase Agreement dated August 10, 2004.
   3.        Letter Agreement related to Stock Purchase Agreement dated
             August 5, 2004.